UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 166TH MEETING OF THE BOARD OF

DIRECTORS HELD ON JANUARY 26, 2011

1. DATE, TIME AND PLACE: On January 26 (twenty six) of 2011, at 10 a.m. at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: All members of the Board of Directors ("Board") and the Board of Executive Officers, with Mr. Paulo Cezar Coelho Tavares, Chief Power Management Executive Officer, represented by Mr. Mauro Magalhães Vieira Filho, Sales Director.

It was recorded that, as provided in Paragraph 7 of Article 18 of the Bylaws of the Company, Mr. Robson Rocha sent his vote in advance, in writing, thereby establishing his attendance.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, the subjects at issue were discussed and the following resolutions were taken by unanimous vote:

(i)        Cognizance was taken of the meeting of the Strategy Commission on January 5;

(ii)      Cognizance was taken of the Company’s accrued earnings through the month of December and material facts that occurred in this same month, reported by the CEO;

(iii)     Approval of the minutes of the 164th and 165th Meetings of the Board of Directors held respectively on December 15, 2010 and January 5, 2011;

(iv)     Approval, pursuant to paragraph "b" of Article 18 of the Bylaws of the Company, to update the "FUND RAISING AND GUARANTEE RENDERING POLICY BY CPFL ENERGIA AND ITS SUBSIDIARIES" under the terms of the document attached to Board of Executive Officers' Resolution No. 2011001; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

(v)      Cognizance was taken pursuant to Article 46 of the Bylaws of the Company and Advisory Bulletin No. 2011002, of the updating of limits for the amounts of authority established by the Basic Approval Table ("TBA") of Administrative Rule No. 314 – Levels of Competence – Delegation of Authority, for the fiscal year 2011.

6. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 07, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.